MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

May 20, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Barrick Gold Signs Letter of Intent to Joint Venture
Miranda’s Horse Mountain Property

Miranda Gold Corp. (“Miranda”) is pleased to announce that it has signed a letter of intent to joint venture its Horse Mountain property located in Lander County, Nevada, with Barrick Gold Exploration Inc. (“Barrick”).

Barrick can earn a 60% interest in the Horse Mountain property by spending $2.0 million in exploration expenditures over four years, of which $300,000 is committed to be expended prior to December 31, 2006. After completing the 60% earn-in phase, Barrick can elect to earn up to an additional 10% interest in the Horse Mountain project (for a total 70% interest) by funding up to an additional $6.0 million in exploration over a six year period scheduled with a minimum annual work commitment of $1,000,000. Upon completion of a feasibility study, Barrick can earn an additional 5% interest (for a total of 75% interest) by arranging to finance Miranda’s share of project financing.

The Horse Mountain project totals 139 mining claims and lies approximately ten miles west-northwest of the active Pipeline Mine Complex (20 million ounces of gold) in the northern part of the Cortez Gold Trend.

The Horse Mountain property exhibits many of the characteristics associated with large Carlin/Cortez-type gold deposits. The conceptual target at Horse Mountain is for a high-grade Pipeline-Cortez Hills analogue where inferred mineralized faults project through the lower plate section within a large oxidized alteration cell. Historic drilling on the Horse Mountain property suggests a significant alteration cell within lower plate rocks at depth. This alteration occurs over an area of approximately 6,000 feet by 2,000 feet as indicated by shallow drilling. Immediate drill targets include offsetting and deepening previously-drilled holes that bottomed in anomalous gold mineralization and alteration.

Barrick is one of the largest gold producers in Nevada and ranks as the third largest gold producer in the world. In 2004, Barrick produced 4.96 million ounces of gold at a cash cost of

$212 per ounce, the lowest cash cost of all senior gold producers. Barrick shares are traded on the Toronto, New York, London and Swiss Stock Exchanges, and the Paris Bourse.

Miranda Gold Corp. is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. In addition to Barrick, Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Company, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, and Golden Aria Corp.

The signing of the formal agreement between Miranda and Barrick on this transaction is subject to final management approval of both companies.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.